Contact

www.linkedin.com/in/eddokim (LinkedIn)
queenssf.com (Company)
claraandeddo.substack.com (Blog)
queenssf.com (Company)

Eddo Kim

Co-Founder
San Francisco, California, United States

Experience

Queens

Co-Founder
August 2019 - Present (4 years 1 month)

Education

Harvard University Graduate School of Education

Ed.M, International Education Policy · (2011 - 2012)

Columbia University Teachers College

M.A., Education Leadership · (2007 - 2008)

University of Pennsylvania

B.A., History · (2002 - 2006)